SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2002	Commission file number 1-11463

HILTON HOTELS 401(k) SAVINGS PLAN

(Full title of the plan)

Hilton Hotels Corporation

9336 Civic Center Drive

Beverly Hills, California 90210

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

36-2058176

(I.R.S. Employer Identification No.)

Financial Statements and Supplemental Schedule

Hilton Hotels 401(k) Savings Plan

Year ended December 31, 2002

with Report of Independent Auditors

Hilton Hotels 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

The Administrative Committee and Participants

Hilton Hotels 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hilton Hotels 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Hilton Hotels 401(k) Savings Plan as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations and whose report dated May 20, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 21, 2003

Predecessor Auditor’s Report

THIS REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY  ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP, NOR HAS ARTHUR ANDERSEN LLP PROVIDED ITS CONSENT TO THE INCLUSION OF THEIR REPORT IN OUR FORM 11-K.

To the Administrative Committee and Participants of the

Hilton 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the HILTON 401(k) SAVINGS PLAN (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2001 and 2000, and the changes in net assets available for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Memphis, Tennessee

May 20, 2002

Hilton Hotels 401(k) Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31
	2002	2001
Assets
Investments, at fair value	$374,808	$344,153
Investments, at contract value	—	59,810
Total investments	374,808	403,963

Receivables:
Interest and dividends	384	421
Participant contributions	142	300
Employer contributions	72	158
Due from broker for securities sold	389	—
Total receivables	987	879
Total assets	375,795	404,842

Liabilities
Due to broker for securities purchased	381	—
Accounts payable and accrued expenses	—	48
Total liabilities	381	48
Net assets available for benefits	$375,414	$404,794

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

(In thousands)

Additions:
Contributions:
Participant contributions	$37,974
Employer contributions	19,436
Rollover contributions	1,710
Total contributions	59,120

Investment income:
Interest and dividends	5,960
Total additions	65,080

Deductions:
Net depreciation in fair value of investments	39,890
Benefits paid to participants	51,342
Transfer out to other plan	3,228
Total deductions	94,460

Net decrease	(29,380)

Net assets available for benefits, beginning of year	404,794
Net assets available for benefits, end of year	$375,414

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description

The following description of the Hilton Hotels 401(k) Savings Plan (the Plan), formerly the Hilton Hotels Thrift Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Hilton Hotels Corporation (the Company and Plan Sponsor) and affiliated companies that have adopted the Plan and have been approved by the Company’s Board of Directors as being eligible for participation. The Hilton Hotels Thrift Savings Plan was established effective January 1, 1979, and was subsequently restated on November 6, 1996. Effective January 1, 2001, the Hilton Hotels Thrift Savings Plan was amended and the name of the Plan was changed to the Hilton Hotels 401(k) Savings Plan. The Company and participating affiliated companies are herein collectively referred to as “Hilton.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation in the Plan is voluntary. Each employee of Hilton who is not covered by a collective bargaining agreement (unless such agreement provides for participation) is eligible to participate after attainment of age 21 and completing one year of service, as defined in the Plan document.

The Plan is administered by a committee (the Plan Administrator) appointed by the Company’s Board of Directors. Under an agreement dated September 1, 1995, State Street Bank and Trust Company (the Trustee) served as the Trustee of the Plan’s assets. On December 7, 2001, the Plan Administrator appointed Wachovia Trust Company as Trustee and recordkeeper effective June 3, 2002.

On January 2, 2002, approximately $3,228,000 was transferred to the Doubletree Guest Suites New York 401(k) Plan as part of the establishment of a standalone 401(k) plan for certain union eligible employees at the Doubletree Guest Suites New York.

Contributions

Participants may contribute from 1% to 50% of their compensation on a pre-tax basis each year. The Company contributes an amount equal to 100% of the first 3% of a participant’s compensation deferrals and 50% of a participant’s compensation deferrals to the extent compensation deferrals exceed 3%, but do not exceed 5% of a participant’s compensation.

The Plan was amended effective January 1, 2002, such that the maximum Matching Company Contributions, as defined in the Plan document, made on behalf of any participant during a plan year shall not exceed the annual limitation contained in the Internal Revenue Code (the Code) Section 402(g)(5).

Each participant may contribute to the Plan any amount which is attributable to a distribution from another qualified plan if such distribution meets the requirements for a tax-free rollover. Contributions are subject to certain limitations of the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and a daily allocation of Plan earnings, based on the participant’s share in the income, gains or losses of the investment funds in which his/her equity is invested.

Vesting

Effective January 1, 2001, participants are immediately vested in both their contributions and in the Company's contributions plus actual earnings thereon.

Forfeitures

Forfeitures pertaining to nonvested balances of participants who terminated prior to January 1, 2001 may be used to pay expenses and fees in connection with the administration of the Plan or may be used to reduce employer matching contributions.  Forfeitures of terminated nonvested account balances totaled approximately $586,000 and $789,000 at December 31, 2002 and 2001, respectively.  During the year ended December 31, 2002, reimbursable administrative expenses paid by the Company were reduced by approximately $385,000 from forfeited nonvested accounts.

Investment Options

Participants may direct their employee and employer contributions in 1% increments with certain limitations, in one of, or a combination of, the various investment options provided in the Plan.

Participant Loans

Each participant may borrow from his/her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the outstanding balance of other loans, or 50% of the value of his/her vested balance. Loan transactions are treated as transfers to or from the account from which they are made. Loan terms range up to five years unless the loan is used for the purchase of a primary residence, in which case the loan term is up to 15 years. Each loan is secured by the balance in the participants’ account. Loans bear interest at a fixed rate equal to the prime rate on the last day of the month preceding the month in which the loan is made. As of December 31, 2002, interest rates on outstanding loans ranged from 4.25% to 10.5%. Principal and interest are payable in equal installments over the loan term.

Payment of Benefits

On termination of service, including termination due to death, disability or retirement, a participant or his/her beneficiary generally receives the value of the participant’s vested interest in his/her account in one lump-sum distribution. If a participant’s account exceeds $5,000, the participant’s written consent as to election of distribution must be obtained prior to distribution.

Withdrawals

If a participant has a financial hardship, as defined in the Plan document, the participant may be eligible to take a hardship withdrawal from his/her account. In addition, a participant may withdraw amounts from his/her after-tax contributions and rollover contributions at anytime for any reason.

Plan Termination and Amendment

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Board of Directors of the Company reserves the right to amend all or any part of the Plan at any time.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain reclassifications have been made to the prior year's financial captions to make them consistent with the current year's presentation.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Interest bearing cash and participant loans are valued at cost, which approximate fair value. Benefit responsive investment contracts are valued at contract value. Investments in common trust funds are stated at estimated fair values, which have been determined based on the unit value of the funds.

Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2002, stating that the Plan is qualified under Section 401(a) of the  Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 (in thousands):

	2002	2001

Investments at fair value:
Fidelity Growth Company Fund	$42,623	$31,181
State Street Bank and Trust Company S&P 500 Index Fund	—	77,015
American Balanced Fund	59,495	20,438
GE Institutional U.S. Equity Fund	18,909	26,963
GE Money Market Fund — Series I	—	39,626
GE Moderate Strategy Fund — A	—	24,781
PIMCO Total Return Fund	43,437	—
SEI Stable Asset Fund	105,438	—
GE Institutional S&P 500 Index Fund	56,510	—

During the year ended December 31, 2002, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by approximately $39,890,000 as follows (in thousands):

Mutual funds	$(45,694)
Common trust fund	3,163
Common stock	2,641
$(39,890)

5. Investment Contracts

Investments at contract value as of December 31, 2001 of approximately $59,810,000 include approximately $54,762,000 of investment contracts issued by insurance companies and other financial institutions.  In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit responsive investment contracts are presented at their contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses).  This amount is not materially different than the fair value of the contracts as calculated per Statement of Financial Accounting Standards No. 107.  The average yield and crediting interest rates of the guaranteed investment contracts ranged between 4% and 8% for the year ended December 31, 2001.  The crediting interest rate is based on an agreed-upon formula with the issuer.

6. Party-In-Interest Transactions

Certain Plan investments are managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE I

Hilton Hotels 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN 36-2058176 Plan 101

December 31, 2002

(In thousands)

Identity of Issue	Description of Investment, including Maturity Date, Current Rate of Interest and Maturity Value	Current Value

Common Stock:
*Hilton Hotels Corporation	Common Stock, 1,482,584.42 shares	$13,399

Mutual Funds:
Fidelity Investments	Fidelity Growth Company Fund, 1,203,291.65 shares	42,623
GE Institutional	S&P 500 Index Fund Institutional Class, 6,751,509.26 shares	56,510
GE Institutional	U.S. Equity Fund Service Class, 2,075,673.45 shares	18,909
Templeton	Foreign Fund, 1,034,976.65 shares	8,580
American	Balanced Fund, 4,125,841.69 shares	59,495
PIMCO	Total Return Fund, 3,621,248.18 shares	43,437
Various	Self Managed Account	1,069
Neuberger Berman	Genesis Institutional, 115,486.24 shares	3,087

Common Trust Fund:
SEI Trust Company	Stable Asset Fund, 10,212,002.32 units	105,438

Evergreen Institutional	Money Market	342

*Participant Loans	With interest rates ranging from 4.25% to 10.5%	21,919
Total assets		$374,808

*Represents a party-in-interest as defined by ERISA.

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILTON HOTELS 401(k) SAVINGS PLAN

DATED: June 27, 2003	By	/s/ DIETER HUCKESTEIN
Dieter Huckestein Chair, Pension and Thrift Committee